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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

TESMA INTERNATIONAL INC.

(Name of Issuer)

Class A Subordinate Voting Shares

(Title of Class of Securities)

881908 10 7

(Cusip Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No. 881908 10 7	13G	Page 2 of 8 Pages

(1)	Name of Reporting Person/I.R.S. Identification Nos. of Above Persons (entities only) The Bank of Nova Scotia

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With
	(5)	Sole Voting Power 0

	(6)	Shared Voting Power 294,829

	(7)	Sole Dispositive Power 0

	(8)	Shared Dispositive Power 294,829

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 294,829 at December 31, 2003

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 1.62%

(12)	Type of Reporting Person (See Instructions) CO

CUSIP No. 881908 10 7	13G	Page 3 of 8 Pages

(1)	Name of Reporting Person/I.R.S. Identification Nos. of Above Persons (entities only) Scotia Capital Inc.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With
	(5)	Sole Voting Power 0

	(6)	Shared Voting Power 294,829

	(7)	Sole Dispositive Power 0

	(8)	Shared Dispositive Power 294,829

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 294,829 at December 31, 2003

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 1.62%

(12)	Type of Reporting Person (See Instructions) CO

Item 1(a).	Name of Issuer

Tesma International Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices

Tesma International Inc. Legal Department 1000 Tesma Way Concord, Ontario, Canada L4K 5R8

Item 2(a).	Name of Persons Filing

The Bank of Nova Scotia (“Scotiabank”) and Scotia Capital Inc. (“SCI”), a wholly-owned subsidiary of Scotiabank

Of the Class A Subordinate Voting Shares reported herein as being the deemed aggregate amount beneficially owned by Scotiabank:
(i) 0 are owned by Scotiabank;

(ii) 294,829 are owned by SCI.

Item 2(b).	Address of Principal Business Office or, if None, Residence
	Scotiabank:	The Bank of Nova Scotia Attention: Group Compliance 44 King Street West Toronto, Ontario, Canada M5H 1H1

	SCI:	Scotia Capital Inc. 40 King Street West, Scotia Plaza 65th floor Toronto, Ontario, Canada M5H 1H1 Attention: Institutional Equity Sales & Trading

Item 2(c).	Citizenship
	Scotiabank:	Organized under the laws of Canada.
	SCI:	Organized under the laws of the Province of Ontario, Canada.

Item 2(d).	Title of Class of Securities

	Class A Subordinate Voting Shares

Item 2(e).	CUSIP Number

	881908 10 7

Item 3.	Filing Category

	Not applicable

Item 4(a)	Amount Beneficially Owned

	Scotiabank:	0

	SCI:	294,829

Item 4(b).	Percent of Class

	Scotiabank:	0%

	SCI:	1.62%

Item 4(c).	Number of shares as to which the Reporting Person has:
	(i)	sole power to vote or direct the vote:
		Scotiabank:	0

		SCI:	0

	(ii)	shared power to vote or direct the vote:
		Scotiabank:	294,829

		SCI:	294,829

	(iii)	sole power to dispose or to direct the disposition:
		Scotiabank:	0

		SCI:	0

	(iv)	shared power to dispose or to direct the disposition:
		Scotiabank:	294,829

		SCI:	294,829

Item 5.	Ownership of Five Percent or Less of a Class

	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

	Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired The Security Being Reported on By the Parent Holding Company

	Not applicable

Item 8.	Identification and Classification of Members of the Group

	Not applicable

Item 9.	Notice of Dissolution of Group

	Not applicable

Item 10.	Certification

	By signing below, each signatory certifies that, to the best of the signatory’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of the signatory’s knowledge and belief, each signatory certifies that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2004

THE BANK OF NOVA SCOTIA

By:	/s/ David Smith

Name:	David Smith
Title:	Vice-President, Group Compliance

SCOTIA CAPITAL INC.

By:	/s/ James Mountain

Name:	James Mountain
Title:	Managing Director, Head of Institutional Equities

EXHIBIT A

FILING AGREEMENT
AMONG
THE BANK OF NOVA SCOTIA
and SCOTIA CAPITAL INC.

     The undersigned hereby agree that the Schedule 13G with respect to the Class A Subordinate Voting Shares of Tesma International Inc. dated of even date herewith is and shall be filed on behalf of each of us pursuant to and in accordance with the provisions of Rules 13d-1(c) and 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Dated: February 5, 2004

THE BANK OF NOVA SCOTIA

By:	/s/ David Smith

Name:	David Smith
Title:	Vice-President, Group Compliance

SCOTIA CAPITAL INC.

By:	/s/ James Mountain

Name:	James Mountain
Title:	Managing Director, Head of Institutional Equities